                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                              NVIDIA CORPORATION
                              ------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                   67066G104
                                   ---------
                                (CUSIP Number)

                                 July 27, 1999
                                 -------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     XX   Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 67066G104               13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CTI LIMITED

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      BERMUDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,192,785
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,192,785
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,192,785
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.5% (as of August 4, 1999) (based on number of shares outstanding as of April 30, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CREATIVE TECHNOLOGY LTD.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      (a) [X]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      SINGAPORE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,192,785
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,192,785
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,192,785
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5% (as of August 4, 1999) (based on number of shares outstanding as of April 30, 1999)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                            JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: August 6, 1999

                                  CTI LIMITED


                                  By: /s/ Ng Keh Long
                                     ________________________
                                     Ng Keh Long
                                     President and Director

                                  CREATIVE TECHNOLOGY LTD.


                                  By: /s/ Ng Keh Long
                                     ________________________
                                     Ng Keh Long
                                     Chief Financial Officer and Director

ITEM 1 - SECURITY AND ISSUER

This Statement relates to the shares of Common Stock, no par value ("Common Stock"), of NVIDIA Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3535 Monroe Street, Santa Clara, CA 95051.

ITEM 2 - IDENTITY AND BACKGROUND

This Statement is filed on behalf of CTI Limited, a Bermuda corporation and Creative Technology Ltd, a Singapore corporation. The address of the principal business and principal executive office for Creative Technology Ltd. and CTI Limited is c/o Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921. The principal business of Creative Technology Ltd. is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The name and address of the principal business and principal executive office for Creative Labs, Inc., Creative Technology Ltd.'s principal United States subsidiary, is 1901 McCarthy Blvd., Milpitas, CA 95035.

The names, business addresses, citizenships and present principal occupations or employment of the directors and executive officers of CTI Limited and Creative Technology Ltd. are set forth in the attached Appendix I, which is incorporated by reference.

ITEM 3 - Not applicable.

ITEM 4 - OWNERSHIP

     (a) As of August 4, 1999, CTI Limited and Creative Technology Ltd. beneficially owned 2,192,785 shares of the Issuer's Common Stock.

     (b) CTI Limited and Creative Technology Ltd.'s ownership represents approximately 7.5% of the 29,308,984 shares of Common Stock of Issuer outstanding as of April 30, 1999 (based on Issuer's Proxy Statement dated June 17, 1999).

     (c) CTI Limited and Creative Technology Ltd. have shared power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above.

ITEM 5 - Not applicable.

ITEM 6 - Not applicable.

ITEM 7 - Not applicable.

ITEM 8 - Not applicable

ITEM 9 - Not applicable.

ITEM 10 -

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1999                  /s/ Ng Keh Long
                                   ________________________________________
                                                  Signature

                                      Ng Keh Long, President and Director,
                                                 CTI Limited
                                   ----------------------------------------

Date:  August 6, 1999                 /s/ Ng Keh Long
                                   ________________________________________
                                                  Signature

                                     Ng Keh Long, Chief Financial Officer
                                                 and Director,
                                            Creative Technology Ltd.
                                   ----------------------------------------

APPENDIX I

                EXECUTIVE OFFICERS AND DIRECTORS OF CTI LIMITED
                         AND CREATIVE TECHNOLOGY LTD.

     Set forth below are the names and present principal occupation or employment, and citizenship, of each executive officer and director of CTI Limited and Creative Technology Ltd. The business address of each of the persons listed below is the same as that set forth in Item 2 for Creative Technology Ltd.

     EXECUTIVE OFFICERS      CITIZENSHIP         PRESENT AND
                                                 PRINCIPAL OCCUPATION

     Sim Wong Hoo            Singapore           Chief Executive Officer and
                                                 Chairman of the Board of
                                                 Creative Technology Ltd.;
                                                 Chairman of the Board of
                                                 CTI Limited

     Tan Lip-Bu              United States       Director of Creative
                                                 Technology Ltd.;
                                                 General Partner of
                                                 Venture Capital Funds

     Tang Chun Choy          Singapore           Director of Creative
                                                 Technology Ltd.;
                                                 Manager of
                                                 Venture Capital Funds

     Lee Kheng Nam           Singapore           Director of Creative
                                                 Technology Ltd.;
                                                 Manager of
                                                 Venture Capital Funds

     Ng Keh Long             Singapore           Chief Financial Officer and
                                                 Director of Creative Technology
                                                 Ltd; President and Director of
                                                 CTI Limited

     Low Ting Pong           Singapore           Vice President of Worldwide
                                                 Operations of Creative
                                                 Technology Ltd.; Director of
                                                 CTI Limited